Exhibit 99.1

X Financial to Share Credit Data with Baihang Credit

SHENZHEN, CHINA, January 11, 2019 — X Financial (NYSE: XYF) (the “Company”), a leading technology-driven personal finance company in China, today announced that it has signed the “Credit Information Sharing Cooperation Agreement” with Baihang Zhengxin (“Baihang Credit”). X Financial is among the first batch of financial institutions to share credit information with Baihang Credit, and has successfully finished data system connection testing.

Baihang Credit is the second licensed individual credit bureau in China in addition to PBOC credit bureau. Baihang Credit was established by the National Internet Finance Association of China (NIFA) in early 2018 in conjunction with eight Chinese companies including Sesame Credit, Tencent Credit, Kaola Credit, Pengyuan Credit, Sinoway Credit, Qianhai Credit Service, China Chengxin Credit and Intellicredit. Baihang Credit provides credit ratings on individuals borrowing money from financial technology companies.

X Financial is going to transfer comprehensive, accurate and timely data to Baihang Credit, and Baihang Credit will integrate, save and process the data collected from the Company and multiple other partner companies, and provide information searching and other additional services for the cooperating institutions which are eligible and connected with Baihang Credit.

Mr. Justin Tang, Founder, Chief Executive Officer, and Chairman of X Financial commented, “We are pleased to begin sharing credit information with Baihang Credit. Leveraging the data shared on Baihang Credit’s platform, we will strengthen our credit assessment system which will allow us to quickly and accurately assess a customer’s creditworthiness, target a broader user base for our financial services, and reduce the cost of risk management. I am confident that this will greatly enhance the convenience of our financial services, reduce financial service cost for high credit people, and benefit development of inclusive finance industry in China.”

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial
Ms. Jennifer Zhang
E-mail: ir@xiaoying.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com